UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	ICL Announces Final Results of Cash Tender Offer for Existing Notes

Item 1

ICL Announces Final Results of Cash Tender Offer for Existing Notes

Tel Aviv, Israel, May 22, 2018 – ICL (NYSE & TASE: ICL) hereby announces the final results of the cash tender offer (the “tender offer”) in respect of its previously announced tender offer for any and all of its $800,000,000 aggregate principal outstanding 4.500% Senior Notes due 2024 (ISIN: IL0028102734) (the “2024 notes”).

The tender offer has been made pursuant to, and subject to the terms and conditions of, the Offer to Purchase dated May 14, 2018 (the “Offer to Purchase”). Capitalised terms used in this announcement but not defined herein have the meanings given to them in the Offer to Purchase.

The tender offer expired at 10:00 a.m., New York City time, on May 22, 2018 (the “Expiration Date”).

According to information provided by Lucid Issuer Services Limited, the Information and Tender Agent for the tender offer, and Israel Brokerage & Investments IBI Ltd., the Israeli Tender Agent for the tender offer, $600,148,764.00 aggregate principal amount of the 2024 notes were validly tendered and not validly withdrawn at or prior to the Expiration Date. No 2024 notes were tendered pursuant to the guaranteed delivery procedures described in the Offer to Purchase, at or prior to the Expiration Date.

ICL has accepted for purchase all such 2024 notes validly tendered and not validly withdrawn at or prior to the Expiration Date for a Total Consideration of $605,081,986.84, or $1,008.22 per $1,000 principal amount of 2024 notes. As previously announced, no accrued and unpaid interest will be payable in addition to the Total Consideration.

The settlement date for the 2024 notes is expected to be May 29, 2018. Upon payment for all accepted 2024 notes, $199,851,236.00 aggregate principal amount of 2024 notes will remain outstanding and traded on the system of the Tel Aviv Stock Exchange for trading by institutional investors.

For additional information please contact the Dealer Managers at Barclays at +1 (800) 438-3242 (toll-free) or +1 (212) 528-7581 (collect); BNP Paribas at +44 20 7595 8668 (Europe), +1 (888) 210 4358 (toll-free) or +1 (212) 841 3059 (collect); Merrill Lynch International at +44 20 7996 5420 (London), +1 (888) 292 0070 (toll-free) +1 (980) 387 3907 (collect) or at DG.LM_EMEA@baml.com; or HSBC at +44 (0) 207 992 6237 (London) / +1 (212) 525-5552 (collect); or the Tender Agents at Lucid Issuer Services Ltd. at icl@lucid-is.com or by telephone at +44 20 7704 0880, or Israel Brokerage & Investments I.B.I. Ltd by telephone at +972 3 5190330 or at David_V@IBI.co.il.

***

About ICL

ICL is a leading global specialty minerals and specialty chemicals company that operates 3 mineral chains in a unique, integrated business model. ICL extracts raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in the various agriculture and industrial markets. ICL’s operations are organized under two segments: the Essential Minerals Segment and the Specialty Solutions Segment. The Essential Minerals Segment includes three business lines: ICL Potash & Magnesium, ICL

Phosphate Commodities and ICL Specialty Fertilizers. The Specialty Solutions Segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. Following a recent management decision regarding the company’s structure, in 2017 the Specialty Fertilizers business became was shifted to the Essential Minerals segment.

ICL’s legal name is Israel Chemicals Ltd. and its commercial name is ICL. ICL is a public company and operates today as a limited liability company under the laws of Israel. ICL’s registered headquarters is located at Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv 61202, Israel. The telephone number at ICL’s registered office is +972 3 684 4400.

Forward-Looking Statements

This press release contains forward-looking statements as to ICL’s expectations concerning the tender offer, but actual results could vary based on conditions in the capital markets and other factors described under “Risk Factors” in ICL’s Annual Report on Form 20-F for the year ended December 31, 2017. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in ICL’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Disclaimer

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully.  If any holder of 2024 notes is in any doubt as to the contents of the Offer to Purchase or the action it should take, it is recommended to seek its own financial advice, including in respect of any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser.  None of the company, the Dealer-Managers or the Tender Agents or any of their respective directors, employees or affiliates has made any recommendation whether holders should tender 2024 notes pursuant to the tender offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 22, 2018